China Ritar Power Corp.
Room 405, Tower C, Huahan Building,
16 Langshan Road, North High-Tech Industrial Park,
Nanshan District,
Shenzhen, China, 518057

October 9, 2007

By EDGAR Transmission and by Hand Delivery

Mr. Jay Mumford
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         China Ritar Power Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 3, 2007
File No. 333-142942

We hereby submit the responses of China Ritar Power Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 24, 2007, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

1. We note your response to prior comment 1. We also note that Pope Investments LLC is an affiliate and is seeking to register more than 25% of the total number of shares being registered for resale. We view large resales by affiliates as an offering by or on behalf of the issuer. Please identify Pope Investments LLC as an underwriter with respect to shares being offered for resale by it and its affiliates, and disclose a fixed price at which those shares will be sold throughout the duration of the offering.

Company Response: We have revised the Registration Statement and reduced the shares that Pope Investments LLC seeks to register under the Registration Statement from 2,467,290 to 785,845. As a result, POPE Investments LLC is now registering approximately 10% of the total number of shares being registered for resale under this Registration Statement.

Condensed Consolidated Financial Statements

Quarter ended March 31, 2007

Condensed Consolidated Balance Sheets, page F-1

2. Please revise to provide a statement of shareholders’ equity for the interim period or expand the notes to provide clear numerical reconciliations all significant changes in equity. Ensure that you address how the number of shares outstanding increased from 11,694,663 to 18,954,267 during the interim period.

Company Response: We have provided the following statement of shareholders’ equity as of June 30, 2007 in the amended financial statements for the six months ended June 30, 2007 and 2006.

	Common stock		Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Total Shareholders’ Equity
		$	$	$	$	$
Balance at December 31, 2005	11,694,663	11,695	953,731	384,585	(601)	1,349,410
Additional paid in capital			1,000			1,000
Net income for the year				3,862,353		3,862,353
Foreign currency translation difference					51,961	51,961
Balance at December 31, 2006	11,694,663	11,695	954,731	4,246,938	51,360	5,264,724
Recapitalization	1,400,017	1,400	(1,400)	-	-	-
Issuance of common shares for fund raising	5,724,292	5,724	12,244,276			12,250,000
Cost of raising capital			(1,835,952)			(1,835,952)
Share issued for placement agent as offering costs at $2.14	135,295	135	289,396			289,531
Cost of raising capital			(289,531)			(289,531)

Net income for the year				1,409,106		1,409,106
Foreign currency translation difference					419,717	419,717
Share issued for warrants exercised	46,709	47	128,560			128,607

Balance at June 30, 2007	19,000,976	19,001	11,490,080	5,656,044	471,077	17,636,202

Consolidated Financial Statements

Years ended December 31, 2006. 2005 and 2004

General

3. With regards to our previous comments 12, 13, 14 and 15, you have made revisions to previously filed financial statements and therefore have restated your financial statements for the years ending December 31, 2006, 2005 and 2004. Please mark your financial statements for these years and appropriate sections of your filing as “restated” and provide a restatement footnote which contains all the required disclosure in accordance with SFAS 154.

Company Response: We have provided the following description as Note 26 in the amended financial statements for the years ended December 31, 2006, 2005 and 2004 to inform investors about the restatement of the filings.

NOTE 26. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, we determined to restate our 2006, 2005 and 2004 financial statements in order to correct earlier disclosures made so that they are in accordance with generally accepted accounting principles. We have restated the equity sections of the Consolidated Balance Sheets and the related Consolidated Statements of Shareholders’ Equity for the recapitalization reverse merger consummated in February 2007 and restated weighted-average shares for all periods to reflect the equivalent number of shares received by the acquiring company in this recapitalization reverse merger.

We have revised the Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 and the Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006 by reclassifying the items “deferred offering costs” and “restricted cash” from operating activities to financing activities of the cash flows. We remeasured the effect of changes in exchange rates on cash balances and changed the cumulative translation adjustment to the translation adjustment for the specified periods to reflect the proper accounting pursuant to paragraph 25 and Example 2 of Appendix C to SFAS 95. These changes in the statement of cash flows had no impact on the total net cash flows reported for the periods presented.

Additional footnote disclosures in the financial statements were made to clarify certain other disclosures.

Accordingly, these accompanying 2006 consolidated financial statements have been restated for the items mentioned above from the amounts previously reported. There were no changes on the balance sheet as of December 31, 2006 and 2005, except in the equity section as described above, and the reported net profits for the years ended December 31, 2006, 2005 and 2004.

Note I. Organization and Basis of Preparation of Financial Statements. page F-27

Shenzhen Ritar Power Co., Limited

4. We refer to your response to prior comment 16. Please further explain to us why the transactions occurring on August 25, 2004, April 11, 2005 and April 29, 2005 did not require accounting recognition in the financial statements. That is, further explain the basis for the conclusion expressed in the last sentence of your response.

Company Response: The transactions that occurred on August 25, 2004, April 11, 2005 and April 29, 2005 did not result in a change of control of the Company under FASB No. 141, and therefore, no accounting recognition in the financial statements was necessary. On May 8, 2002, Mr. Jiada Hu entered into an agreement with Mr. Jianjun Zeng, a copy of which is attached hereto, that provided that Mr. Zeng would (1) hold shares of the Company stock in his name for Mr. Hu’s benefit, (2) operate and mange the Company under Mr. Hu’s direction and (3) return all of his rights and interests as a shareholder to Mr. Hu upon request. As a result, Mr. Hu was a beneficial owner of the equity securities of the Company held by Mr. Zeng prior to the transactions that occurred on August 25, 2004, April 11, 2005 and April 29, 2005. Mr. Hu became a registered shareholder on August 25, 2004 when Mr. Zeng transferred record ownership of 62% of the Company equity secuirites to him. Mr. Hu acquired additional shares from other minority shareholders on April 11, 2005 and April 29, 2005. Despite theses change in record ownerhsip, no change of control occurred at any time pursuant to FASB Nop. 141.

The following tables show the changes of registered shareholdings that occurred on August 25, 2004, April 11, 2005 and April 29, 2005.

(All amounts in Renminbi)

Share transactions of Shenzhen Ritar Power Co., Ltd.

1 Transaction on August 25, 2004

Name of shareholders	Incorporation on 8/25/2002	Transaction on 8/25/2004	Balance on 8/25/2004	Ownership (in %)
Ju Liu	600,000	(600,000)	-	-
Jiada Hu		1,860,000	1,860,000	62%
Jianjun Zeng	2,400,000	(2,220,000)	180,000	6%
Henying Peng		120,000	120,000	4%
Bin Liu		75,000	75,000	3%
Jianhan Xu			-	-
Hongwei Zhu		45,000	45,000	2%
Wanxiu Xiu		450,000	450,000	15%
Zhenjie Gong		120,000	120,000	4%
Yong Zhang		150,000	150,000	5%

Total	3,000,000	0	3,000,000	100%

2 Additional capital invested in Shenzhen Ritar Power Co., Ltd on on December 31, 2004

Name of shareholders	Balance on 8/25/2004	Additional capital invested on 12/31/2004	Balance on 12/31/2004	Ownership (in %)

Jiada Hu	1,860,000	4,340,000	6,200,000	62%
Jianjun Zeng	180,000	420,000	600,000	6%
Henying Zeng	120,000	280,000	400,000	4%
Bin Liu	75,000	175,000	250,000	3%
Hongwei Zhu	45,000	105,000	150,000	2%
Wanxiu He	450,000	1,050,000	1,500,000	15%
Zhenjie Gong	120,000	280,000	400,000	4%
Yong Zhang	150,000	350,000	500,000	5%
Total	3,000,000	7,000,000	10,000,000	100%

3 Transaction on April 11, 2005

Name of shareholders	Balance on 12/31/2004	Transaction on 4/11/2005	Balance on 4/11/2005	Ownership ( in %)
Ju Liu	-			-
Jiada Hu	6,200,000	400,000	6,600,000	66%
Jianjun Zeng	600,000		600,000	6%
Henying Peng	400,000		400,000	4%
Bin Liu	250,000		250,000	3%
Jianhan Xu	-		-	-
Hongwei Zhu	150,000		150,000	2%
Wanxiu He	1,500,000		1,500,000	15%
Zhenjie Gong	400,000	(400,000)	-	-
Yong Zhang	500,000		500,000	5%

Total	10,000,000	-	10,000,000	100%

4 Transaction on April 29, 2005

Name of shareholders	Balance on 4/12/2005	Transaction on 4/29/2005	Balance on 4/29/2005 & 12/31/2005	Ownership (in %)
Ju Liu	-			-
Jiada Hu	6,600,000	1,500,000	8,100,000	81%
Jianjun Zeng	600,000	-	600,000	6%
Henying Peng	400,000	-	400,000	4%
Bin Liu	250,000	-	250,000	3%
Jianhan Xu	-	-	-	-
Hongwei Zhu	150,000	-	150,000	2%
Wanxiu He	1,500,000	(1,500,000)	-	-
Zhenjie Gong	-	-	-	-
Yong Zhang	500,000	-	500,000	5%

Total	10,000,000	-	10,000,000	100%

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 755- 83475380 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Ritar Power Corp.

By:	/s/ Jiada Hu
Jiada Hu
Chief Executive Officer

Exhibit A
Agreement
(English Translation)

Party A: Jiada Hu
Party B: Jianjun Zeng

Party A, Party B and Ju Liu desire to invest jointly to establish Shenzhen Ritar Power Co., Ltd. (temporary name). As the main investor, Party A contributes RMB2,220,000 Yuan. Shareholder’s rights and interests of Party A will be temporarily entrusted to Party B. Furthermore, the industrial and commercial registration procedure and other relevant administrative procedures of Shenzhen Ritar Power Co., Ltd. shall be completed by Party B. After the incorporation of the company, Party A will operate the company as the actual controller and Party B will manage the company according to Part A’s instruction. Party B shall return entire or part of shareholder’s rights and interests in the company to Part A in accordance with the request and instruction of Party A and complete the legal procedure of amendment of registration. This agreement shall be terminated once the entire shareholder’s rights and interests are returned by Party B to Party A and the related industrial and commercial registration procedure is completed.

Party A:

/s/ Jiada Hu
Jiada Hu

Party B:

/s/ Jianjun Zeng
Jianjun Zeng

May 8, 2002